Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145725

April 22, 2008

American Water Works Company, Inc.

Common Stock

The following information supplements the Preliminary Prospectus, dated April 1, 2008, filed pursuant to Rule 433, Registration Statement No. 333-145725.

If the initial public offering price is below the low end of the price range set forth on the cover of the Preliminary Prospectus, dated April 1, 2008, we have determined that it is reasonably likely we will record an impairment to goodwill when we report results for the quarter ended March 31, 2008. Whether an impairment to goodwill is recognized will depend on an analysis of the factors described in the Preliminary Prospectus, dated April 1, 2008. The size of any such impairment to goodwill, if any, cannot be determined at this time.

As part of the process of obtaining regulatory approvals for this initial public offering, we and RWE committed to regulators in certain states that our common equity to total capitalization ratio would be at least 45% at the time of this initial public offering. RWE has informed us that if it is determined that we do not meet this ratio at the time of this initial public offering, RWE will contribute cash to us in order to remedy the shortfall. This would be a capital contribution, and no shares would be issued to RWE. Any such capital contribution, if required, would occur after the consummation of this initial public offering. The proceeds of any such capital contribution would be used to repay indebtedness.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, calling Citi at 1-718-765-6732 or calling Merrill Lynch & Co. at 1-212-449-1000.